Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

18 November 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
4 November 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
5 November 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
6 November 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
7 November 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
7 November 2003	Announcement to Australian Stock Exchange Suspension of On-Market Buyback
10 November 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
12 November 2003	Announcement to Australian Stock Exchange Chairman's Address
12 November 2003	Announcement to Australian Stock Exchange Managing Director's Address
13 November 2003	Announcement to Australian Stock Exchange Resolutions Approved at the Annual General Meeting of Shareholders and Disclosure of Proxy Votes
13 November 2003	Announcement to Australian Stock Exchange Lend Lease and Morgan Stanley Announce Expected Closing Date for the Acquisition of Lend Lease's U.S. Real Estate Equity Investment Businesses

dw 12/4

14 November 2003	Announcement to Australian Stock Exchange Notification of Share Cancellation

Yours faithfully

A HO
Assistant Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

4 November 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 3 November 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	29,076,086	46,611
4	Total consideration paid or payable for the shares	$280,973,833	$528,424

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 30-Oct-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $11.40 lowest price paid: $11.25 highest price allowed under rule 7.33: $11.8461

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	14,330,123

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe (~~Director~~/Company secretary) Date: 4/11/03

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

5 November 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Tuesday 4 November 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	29,122,697	126,000
4	Total consideration paid or payable for the shares	$281,502,258	$1,449,466

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $11.53 lowest price paid: $11.44 highest price allowed under rule 7.33: $11.8860

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	14,204,123

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 5/11/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

6 November 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Wednesday 5 November 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	29,248,697	140,781
4	Total consideration paid or payable for the shares	$282,951,724	$1,591,074

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $11.35 lowest price paid: $11.25 highest price allowed under rule 7.33: $11.9427

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	14,063,342

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe (~~Director~~/Company secretary) Date: 6/11/03

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

7 November 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Thursday 6 November 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	29,389,478	166,901
4	Total consideration paid or payable for the shares	$284,542,798	$1,878,971

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $11.28 lowest price paid: $11.25 highest price allowed under rule 7.33: $11.9070

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	13,896,441

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe (~~Director~~/Company secretary) Date: 7/11/03

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

7 November 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One (1) page

Dear Sir

Re: Stock Exchange Announcement
Suspension of On-Market Share Buyback

Lend Lease Corporation Limited ("Lend Lease") announced on 29 May 2003 an on-market share buyback of up to 10% of the issued capital of the Company commencing on 13 June 2003.

In view of the forthcoming Annual General Meeting on 12 November 2003 at 2.00 pm, Lend Lease advises that no further purchases will be made under the buyback until after the meeting.

Below is the status of the buyback as at 7 November 2003:

Buyback period:	13 June 2003 to 12 June 2004
Maximum number of shares to buy back:	43,452,820
Number of shares bought back:	29,636,449
Consideration paid:	$287,325,882
Average price paid:	$9.70
Number of shares remaining to buy back:	13,816,371

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

10 November 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Friday 7 November 2003.

Yours faithfully

S. Sharpe
S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	29,556,379	80,070
4	Total consideration paid or payable for the shares	$286,421,769	$904,112

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $11.31 lowest price paid: $11.28 highest price allowed under rule 7.33: $11.9070

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	13,816,371

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 10/11/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

12 November 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Six (6) pages

Dear Sir

Re: Stock Exchange Announcement
Chairman's Address

In accordance with Listing Rule 3.13.3, I enclose a copy of the Chairman's Address to be delivered at the Annual General Meeting to be held at The City Recital Hall, Angel Place, Sydney on Wednesday 12 November 2003 commencing at 2.00 pm.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

2003 ANNUAL GENERAL MEETING

Chairman's Address

Good Afternoon. Welcome to the 2003 Annual General Meeting for Lend Lease. I also welcome those participating by webcast today. I am David Crawford, Chairman of the Board of Lend Lease Corporation.

Our agenda for this afternoon's meeting will consist of presentations from me and our Chief Executive Officer, Greg Clarke, followed by the formal business. The Board and I welcome your questions and comments and we will call for them following the completion of the presentations. After the meeting, we look forward to you joining us for refreshments.

Before I begin, I will introduce the other members of the Board.

The executive members of the Board are: Greg Clarke, Managing Director and Joanne Curin, Finance Director. As you would be aware, Greg was appointed CEO and Managing Director in December 2002 following an extensive global search. Jo joined us in September this year following Robert Tsenin's retirement at the end of August.

The Non-Executive Directors are, on my left, Gordon Edington, and in order on my right Richard Longes, who is Deputy Chairman, and Peter Goldmark. And also on stage is Phil Crewes, our Company Secretary.

In May 2003, I was appointed to the position of Chairman following the resignation of Jill Ker Conway. I take this opportunity to thank Jill for her commitment to Lend Lease during her lengthy term as a Director and Chairman. I also acknowledge Robert Tsenin's contribution as Finance Director over the last 7 years.

This year, members of the Australian Shareholders' Association exercised their right under the Corporations Act to have a letter from that Association included with our Notice of Meeting. I issued a reply, printed on the reverse side of the ASA letter, addressing the matters raised in their letter. I do not wish to re-state my response in detail, but my report today will address matters raised by the ASA in relation to the performance of the Company, the actions taken by the Board and management to address the performance of the Company, the performance of the Board, and re-election of Directors.

It is absolutely true that this has been a tough year for Lend Lease — in fact the most difficult year in the Company's history. Reporting a $714.8 million loss is unacceptable. As a consequence, the Board has made some significant decisions, directed towards turning Lend Lease around for a more prosperous future.

One of the most significant changes for the Group has been the appointment of a new leadership team, headed by Greg Clarke.

Greg brings more than 20 years' management experience in international businesses through senior roles with Nortel Communications and various divisions of the Cable &Wireless Communications

organisation. He has considerable experience in operations, building effective teams and business development at an international level.

Since taking up his appointment, Greg has rebuilt his senior executive team around a new regional structure, focusing on sectors and markets where we have a strong foundation of knowledge and clear business opportunities. In his first year Greg has also achieved significant and sustainable cost savings, and he is establishing a strong culture of management accountability.

The Board is confident his capabilities and management style are well suited to Lend Lease, and come at a time when the Company can only benefit from his fresh and pragmatic focus. Greg will discuss our business strategy and key areas of focus for the future in more detail in his address.

A great deal has been written about the factors impacting the performance of Lend Lease. The loss in 2003 was the direct result of the write-down in the value of some of our Real Estate Investments businesses.

Looking beyond the loss, the market was encouraged by the fact that the core operating businesses of the Group performed well in 2003. This delivered an operating profit after tax of $230.2 million. This was in line with the guidance we had given the market throughout the year. Importantly, we are forecasting this figure will grow for the 2004 year. Greg will report on the performance and outlook of individual business units in his address.

Irrespective of our operational result, as a shareholder, you deserve an explanation as to how Lend Lease came to report an overall loss this year.

In the year 2000, Lend Lease announced it was pursuing a global integrated real estate model, providing a full suite of real estate services in all regions, spanning project and construction management, development and funds management. This meant three business streams in three regions, which targeted synergies between each business unit and region.

This was an immense undertaking and, to be frank and with hindsight, the Group took on too much too quickly. The difficulty in executing this vision was compounded by a deteriorating global economic environment, particularly in the US.

Although the project management and construction and development businesses performed reasonably well, the same could not be said for some of the Real Estate Investments businesses, particularly in the US. As a result, in June 2002, the Board initiated a strategic review to determine the most appropriate course of action.

The review determined that in the US, Lend Lease took on too many disconnected businesses, creating complexity and a dispersed management focus. In addition, few synergies existed between the REI business and other Lend Lease businesses in this region. The decision was made to exit the US REI businesses and this divestment program is progressing in an orderly manner. We expect the exit process to be largely completed by the end of this calendar year.

In Europe, Lend Lease struggled to obtain the scale needed in the REI business to capitalise on synergies. A great deal of effort was expended with little reward. As a result, we have scaled back the European REI business to focus on the retail sector, which had been successfully established.

In contrast, the REI business in the Asia Pacific region continues to perform well. In Australia, the management of General Property Trust and the Australian Prime Property Fund anchors this business. In Asia, the Asia Pacific Investment Corporation remains an integral part of REI.

The Group's operations in Australia are the most integrated of any region, and we continue to take advantage of synergies between REI and the other businesses.

The strategic review enabled the Board to determine whether businesses should be retained or divested. It also identified the need to recognise a number of write-downs in the value of various REI businesses, mainly in the US and Europe, totalling $945 million after tax.

So, despite achieving a net operating profit after tax of $230.2 million, the magnitude of these write-downs led to a reported loss of $714.8 million this year.

Irrespective of external influences, the Board and management team accept the responsibility for the failure to successfully execute the global strategy.

The Board and our management team have worked hard to move Lend Lease to a more sustainable business model that will deliver reliable earnings growth.

With the benefit of both hindsight and Greg's pragmatic approach, we have implemented three essential steps to get back on the path to improved shareholder returns.

First, we have revitalised the leadership team, and adopted a far simpler, more focused business model to fundamentally reshape the Company. Lend Lease is now focused on our core strengths of project and construction management, integrated development and real estate funds management within the three regions of Asia Pacific, Europe and the Americas.

But we are no longer seeking to be a global company. We have stopped trying to be all things to all markets and customers. That means we are no longer attempting to apply the same business model in every region. Instead, we concentrate largely on sectors and markets where we have a strong foundation of knowledge, and where business opportunities exist that are suited to the capabilities of Lend Lease. As a result, we are more streamlined, management is more accountable and our operating costs have been significantly reduced.

The second step to improve returns is the positive changes to our dividend policy. We are now distributing a higher proportion of earnings to shareholders by lifting the pay-out ratio to between 60 and 80% of operating profit.

This pay-out ratio was adopted from the 2003 final dividend, paid in September. This was 20 cents per share unfranked, compared to 10 cents fully franked for the 2003 interim dividend and 9 cents fully franked this time last year. You should also note that we expect both the 2004 interim and final dividends will be unfranked.

The third key step is the implementation of a much more active approach to capital management. This was only possible once the REI review was complete and the major strategic decisions to exit US REI were taken. The ultimate objective is to move towards a more optimal capital structure, and this will take some time.

Today, the Group has surplus capital. As a means of distributing this surplus capital to shareholders, the Board commenced an on-market share buyback in June 2003 of 10% of the issued capital of the Company, representing approximately 43.5 million shares.

The exit from the REI businesses will result in net proceeds of over $700 million — most of which has already been received. In addition, we will receive $160 million from the sale of the interest in IBM Global Services Australia. So, Lend Lease will continue to have surplus capital at the completion of this buyback.

The Corporations Act limits companies to buying back no more than 10% of issued capital within a 12 month period without shareholder approval.

Consequently, we are seeking approval from shareholders at this Annual General Meeting to buy back on-market up to a further 44 million shares, which is approximately 10% of issued capital. These buybacks will accelerate growth in both earnings per share and return on equity.

I turn now to the matter of the performance of the Board, and the re-election of Directors.

Over the past year, the Board has made several fundamental changes to improve the Company's performance, including the appointment of a new CEO. Greg Clarke has already achieved a significant improvement in the Company's prospects, which have clearly been recognised by the market in recent months.

There have also been numerous changes to the Board over the past year — of the 11 Directors who were with the Company at the start of the 2002 financial year, seven have now retired. We are currently undertaking a global search to identify new Directors to establish a Board with a diverse range of skills and experience best suited to the future of Lend Lease. This process is progressing, and I look forward to reporting a favourable outcome in due course.

The Australian Shareholders' Association is recommending to its members to vote against the re-election of the three non-executive Directors seeking re-election today – Gordon Edington, Peter Goldmark and Richard Longes. The Board considers this suggestion to be ill-conceived and counter-productive.

The non-election of these Directors would result in a Board of only three Directors, of whom only one would be Australian based. Apart from the fact that this would cause the Company to be in breach of the Corporations Act, the Board is strongly of the view that the non-election of these Directors would significantly impact the Company's ability to carry forward its new strategy, with the resultant and unnecessary instability.

As a result, the Board believes that this is clearly not in the best interests of shareholders.

We fully respect the right of every shareholder to vote on resolutions as they see fit. We also fully understand the desire to register your criticism and discontent with the past strategy and execution. However, we recommend shareholders cast their vote with the best interests of the Company, and therefore all shareholders in mind.

In concluding my address, it is appropriate to acknowledge the contribution of many people.

There are over 9,000 Lend Lease employees located around the world. They too are shareholders, representing in fact the single largest ownership in the Group, with approximately 13% of the issued shares. Over the last few years, as the Company has undergone massive change and attracted public criticism, some of which was fully justified, our employees have remained loyal, committed, and focused on achieving positive results for the business. Our $230 million after tax operating profit is testimony to this effort. On behalf of the Board, I acknowledge the efforts of our employees.

I am immensely proud to say our core values of respect, integrity, innovation, collaboration and excellence have prevailed through these difficult times, and I have no doubt these values will continue to characterise our achievements in the future.

Finally, I acknowledge the support of our investors, both those who are represented through institutional funds, and our retail shareholders, many of whom have made the effort to attend this meeting. We recognise you are disappointed in the performance of the Company over the past two to three years. We share your disappointment, and take full responsibility for our failure to successfully execute the global real estate strategy.

Together with the Board and all Lend Lease employees, I am focused on improving the performance of Lend Lease for all shareholders. Lend Lease has new leadership, is in a very strong financial position, and is well placed to take advantage of future opportunities.

We obviously still have a lot of work to do, but I am confident the Group is on the right track.

It now gives me great pleasure to introduce our Managing Director and Chief Executive Officer, Greg Clarke, to deliver his operational report.

Thank you.

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

12 November 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Eight (8) pages

Dear Sir

Re: Stock Exchange Announcement
Managing Director's Address

In accordance with Listing Rule 3.13.3, I enclose a copy of the Managing Director's Address to be delivered at the Annual General Meeting to be held at The City Recital Hall, Angel Place, Sydney on Wednesday 12 November 2003 commencing at 2.00 pm.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe
S J SHARPE
Company Secretary

Lend Lease
CORPORATION

2003 ANNUAL GENERAL MEETING

Managing Director's Address

Thank you David, and good afternoon everyone.

When I joined Lend Lease in December last year, the organisation was experiencing some major challenges. My goal is to return this Company to a firmer footing and to restore its credibility with our shareholders, customers, employees and peers. I was fully aware that to achieve this, we would have to undergo a difficult phase of change and transition.

Before outlining the nature and impact of these changes, I'd like to take you through the financial results for this year. I want to highlight some achievements across the three major regions in which we operate – Asia Pacific, Europe and the Americas. I'd also like to talk about the future direction of this Company, and touch on a number of key projects and initiatives across the Group.

The Group's operating businesses performed well in 2003, delivering an operating profit after tax of A$230 million, which was in line with both our internal targets and the market's expectation.

A$198 million of this operating profit related to our continuing businesses – a strong result, and 13% up on 2002.

The balance of the operating profit of A$32 million related to the discontinuing REI businesses.

I have no doubt that the decision to exit these businesses was the right one. Their profit outlook under ongoing Lend Lease ownership could not justify the disproportionate amount of executive time and resources that they were consuming.

As David has already mentioned, the overall reported loss of A$715 million was very painful. However, as I said at the time of the announcement, I am confident that the hard decisions to abandon the global REI strategy were in the best interests of shareholders.

We have realised a substantial amount of cash from the exit, which allows us to conduct the share buyback and to have the flexibility to undertake any investments that would further strengthen our core businesses.

The underlying strength of our principal ongoing operations is evident in our results – Bovis Lend Lease delivered a strong result in all key regions, as did the Integrated Development Businesses. And REI, absent the US business, continued to deliver for shareholders and stakeholders – particularly in Australia and Asia.

Let's now look in some more detail at those continuing core businesses, which after all is where our future lies.

The construction management industry has suffered some tightening in our key markets such as the US and the UK — particularly in the commercial sector. However, one of Bovis Lend Lease's key

strengths has been its ability to minimise the impact of industry cycles, through sector diversification and focusing on key client alliances and relationships.

This has allowed us to continue to grow the backlog and earnings in this environment.

And this has been reflected in another strong result, with profit after tax up 19% to A$133 million last year.

New work secured was up 8% on the previous year to A$611 million, and backlog gross profit margin was up 12% to A$564 million. In addition, there are a number of UK hospital projects where we are still in preferred bidder stage, which will further increase backlog when financial close is achieved.

Our continued focus on overheads is clearly evident in this result, with Bovis Lend Lease's profitability ratio increasing from 33% to 36% last year. We expect a further improvement in this ratio as a result of the cost reduction process that I introduced earlier this year.

Our integrated development businesses generated a profit after tax of A$31 million for the year compared to A$40 million in 2002.

However, both years contained a number of non-recurring items, with 2003 particularly impacted by the provision on the Shell Centre project and the bidding costs for the Allenby/Connaught defence project in the UK.

In general, our development business model is focused on generating sustainable, longer term earnings. And it is an area where we believe the Group has unique skills and resources.

For example, Delfin Lend Lease is an Australia-based specialist in creating integrated residential communities. It had an exceptional year, with operating profit after tax up 49% to $32 million. This was due to the strong increase in the average price per lot sold, driven by geographic and product diversity, coupled with a focus on reducing overheads.

The urban development business in Australia contributed $9 million profit after tax for the year, mainly from the Jacksons Landing, Newington and St Patrick's projects here in Sydney.

In Asia, our development activities recorded a profit after tax of $4 million, which related to the exit of some Asian development assets.

The majority of our integrated development activities in the US occur through Actus Lend Lease, which is focused on the privatised military housing programme for the US Department of Defense.

We acquired a 75% interest in this business back in 1999 in order to participate in an increasing defence spend on the accommodation needs of US servicemen and women. The US military is looking to privatise many of its bases, with the objective of constructing or renovating approximately 238,000 accommodation units at an estimated cost of over US$20 billion. Around 100,000 units remain up for bidding over the next 4-5 years. This represents approximately US$12 billion of capital remaining to be spent. Our goal is to capture a reasonable share of this.

Actus Lend Lease reported a strong result, with a 24% increase in profit after tax to A$4 million. However this result needs to be viewed in the context of the business being in the early stages of its development.

In the last 3 months we have been appointed preferred bidder on both the Army and Air Force military housing projects in Hawaii.

Both spanning 50 years, the US Army project is a US$5 billion project, including a US$1.7 billion capital works programme over the first ten years. The US Air Force project is a US$1.3 billion project, including a US$200 million development programme over the first five years.

We expect this business to become a meaningful contributor to the Group's earnings in the medium term. We now have five privatisation projects, which will provide a steady workload over a number of years.

In the UK we remain focused on hospitals and defence estates for our PFI — or Private Finance Initiative — business. PFI is a term used for the financing, delivery and ongoing maintenance of public assets by the private sector. We have established a strong position in the PFI hospital sector, with a market share of about 20%. In fact we have won 2 out of 3 bids in this sector over the past two years. This year we reached preferred bidder status on a further two hospitals, and are shortlisted on a number of others.

The £1 billion Single Living Accommodation Modernisation or SLAM project in the UK, which we won late last year, has established our presence in the defence estates sector, where we are also targeting a 20% market share. We were recently awarded preferred bidder status on the £500 million South West PRIME project in the UK — further consolidating our position.

We are focused on PFIs because they offer longer term earnings potential, and they further diversify our earnings base. However, to obtain the benefits, the bidding process requires costs to be incurred prior to contracts being signed — the majority between the awarding of preferred bidder status and contract signing.

Our bidding costs are effectively refunded following the signing of contracts — in fact they are guaranteed once we reach preferred bidder stage. The bid success rate is obviously crucial to minimising our net bidding costs.

The bidding costs for the PFI projects were abnormally high in 2003. This was due to costs of A$14 million after tax for the £4 billion Allenby/Connaught defence project in the UK, in which we were unsuccessful. These bid costs were high for a project in the competitive bid stage, but they reflected the scope of the project. We always knew that at best we were a 1 in 2 chance, but it was worth bidding for a project of this scope.

We also incurred PFI hospital bidding costs of A$11 million after tax, of which A$3 million related to projects we subsequently won, and A$8 million related to projects where we are shortlisted.

Looking forward, there is a strong pipeline of opportunities in both the PFI hospital and defence estate sectors in the UK.

Elsewhere in the UK we are consolidating our development services businesses in both urban development and the retail sector.

We have made good progress on the Greenwich Peninsula project in London, having achieved all major master-planning approvals. This project should generate good returns for us over the next 20 years, with the first profits expected to emerge by 2006. We are also focusing on a number of other urban development projects in the UK, including regeneration projects in Bradford and Leeds.

In the retail development business, the Chapelfield project in Norwich is progressing well, with more than half of the retail space committed to lease. Construction is on schedule for a September 2005 opening.

Our Retail Partnership and strong performing retail centres like Bluewater and Touchwood give us a strong foundation in this sector. However, the challenge is to create a sustainable integrated retail sector business.

Now I'll turn to our continuing Real Estate Investments businesses. Collectively, these businesses recorded a 16% increase in profit after tax to A$93 million.

In Australia, operating profit after tax was up 16% to $28 million.

This reflected a reduction in overheads, partially offset by a restructure of the fee for the management of GPT, which has been well received by the market.

We are pleased with the performance of the Australian REI business, which will benefit from disciplined growth of asset portfolios for investors. A good example of this is the current A$1.1 billion redevelopment program across the retail portfolio over the next six years.

In Asia, we recorded a A$5 million operating profit after tax from the management of APIC, which was an excellent turnaround from the operating loss of $6 million in 2002. As you may recall, the 2002 result included costs associated with pursuing joint ventures in Singapore and Japan.

A significant part of our REI earnings arise from our 30% interest in Bluewater and 50% interest in King of Prussia in the US. They are both well-positioned, major retail centres enjoying strong performance, and this provides us with a stable and growing income stream. Longer term we may look to exit these investments, but only when the shareholder value proposition makes sense.

To summarise 2003, Lend Lease had a strong operating result from our continuing core businesses in what has proved to be a tough economic climate in many of our key markets. Our core businesses continued to perform well, and I am confident that we are well positioned for a consistent and growing earnings profile in the future.

Whilst I have dealt with the financial aspects of our operations, I also want to briefly talk about another aspect that is close to my heart — safety.

It is inconceivable to me that people tolerate dangerous work conditions as a fact of life. But, unfortunately, that is generally the case in many industries, including our own.

Last year, we rigorously examined Lend Lease's health and safety practices. Our health and safety record compares favourably with other leading organisations in our industry. Yet, we still experience deaths and serious injuries on our building sites around the world.

We should not accept that even a low rate of deaths and serious injury is inevitable. A workplace free of incidents and injury is not only possible, but we consider it to be achievable and a basic human right.

At Lend Lease we have initiated a programme called "Incident and Injury Free" that puts safety at the top of our priority list. We believe that making workplaces safer is not only the right thing to do, but is good business as well, and we're confident that our performance will back this up.

Our goal is to deeply embed this commitment throughout our entire organisation.

Last year we introduced a series of Incident & Injury Free workshops. By the end of the year we hope to have involved every employee in this programme, as well as many of our sub-contractors and

clients. It is our intention to lead our industry in safety, and this programme has clearly set a new benchmark.

We are committed to this programme for the long term, and I have been pleased to see a significant improvement in the attitude to safety across our organisation.

I would now like to review the major issues that I've grappled with since joining Lend Lease almost a year ago.

One of my first priorities was to review our business, and determine the optimum model to grow earnings and shareholder value. This, of course, included completing the REI strategic review that was well underway when I joined.

As David has already discussed, we concluded that Lend Lease needed to simplify its business model, and focus on its established strengths in each of the major regions. It was pointless to continue with the two global business platforms of Real Estate Investments and Real Estate Solutions.

That process has seen a dramatic number of changes and transactions brought to a fairly quick close in order to simplify our business model and to get our people focused on the continuing businesses and opportunities. I believe we have been successful in getting Lend Lease back into gear and moving forward with a clear sense of purpose and direction.

As part of the business simplification, I introduced a new, regional management structure to meet the challenges of tougher economic conditions, and to drive this Company forward once again.

I appointed CEOs to lead regional teams — Ross Taylor in Asia Pacific, Adrian Chamberlain in Europe and, most recently, Ron Oakley in the Americas.

I've also made several key appointments to inject new talent into the leadership team.

Our global activities and clients also benefit from the dedicated leadership of Rob Fisher. Our Global Services Group focuses on global clients, global sectors and initiatives such as procurement and knowledge management.

It was very clear to me at the outset that we needed to significantly reduce our cost base. After a thorough review, we were able to reduce our costs by over A$100 million per annum. I also took the opportunity to re-invest some of the savings, with the most significant re-investment being in the development of our key resource – our people. This will allow the Company to be better equipped to tackle the challenges ahead and drive the creation of value for you – our shareholders.

The net effect of the focus on costs was a sustainable reduction of A$88 million per annum.

Lend Lease today is a leaner, more focused Company, with a revitalised management team. We are concentrating on the sectors and markets where we have a strong foundation of knowledge and experience, and where business opportunities exist that are suited to our capabilities.

Bovis Lend Lease provides us with the multi-country presence to address these opportunities.

For example, we have Actus Lend Lease in the US focused on the US military privatisation projects. Another example is our PFI business in the UK.

In the Australian market we have a business model that includes Bovis Lend Lease, integrated development businesses like Delfin Lend Lease, and also extends to our well-established real estate funds management operations here.

In essence, by focusing on our strengths in each market, we maximise our capacity to generate consistent, higher margin earnings that will continue to grow for shareholders.

So, turning to our earnings outlook.

Following the sale of our interest in IBM GSA, the market consensus for our 2004 earnings is around A$230 million operating profit after tax.

We are comfortable with that consensus. However, I hasten to add that this excludes the A$80 million profit after tax on the sale of IBM GSA, which obviously needs to be added to the consensus number.

However, the key result to focus on is the operating earnings, as this provides the best guide to our performance and our prospects.

I should note that in this region Bovis Lend Lease has been impacted by increased costs on some projects due to the long-running housing boom. This has been exacerbated in Canberra, with some substantial increases in materials and labour supply costs subsequent to the bushfires there last summer.

Whilst Bovis Lend Lease is performing to plan in the US and Europe, the net impact of the affected projects in this region may well make it difficult to achieve growth in Bovis Lend Lease earnings this year.

However, this does not change our earnings guidance for the Group in 2004. This highlights the benefit of a diversified business.

So, what does this mean for earnings per share, or eps?

With the impact of the share buybacks, we expect to achieve reasonable eps growth in 2004. However, to get a truly valid comparison, you need to adjust for the IBM GSA sale, as 2002 included operating earnings of A$12 million after tax from IBM GSA. In that case, eps growth in 2004 will be well in excess of 10%.

Looking further ahead, the majority of the buyback benefit will flow through in the 2005 financial year.

Consequently, we expect further strong eps growth in that year.

The future looks much better for Lend Lease than it did this time last year, and I look forward to making the same comment next year.

We are strengthening our performance by focusing our strongest skills and specialised knowledge across fewer countries and businesses, and we have strengthened the management team.

I agree wholeheartedly with David – this has been an immensely challenging year, but I am confident Lend Lease now has a stable platform from which to grow the business.

I would like to take a moment to offer a special word of thanks to all Lend Lease employees who, in my view, have done an extraordinary job in remaining focused over several very hard years. As you have seen, our core continuing businesses are in very good shape – that is a direct reflection of our employees' commitment and focus, despite the challenges the Company has faced.

We are in a very strong financial position, enabling us to invest for organic growth, take advantage of acquisition opportunities, and to return capital to shareholders.

Lend Lease remains a great Company. My goal is to build on its history, its strengths and its tremendous potential.

Thank you.

13 November 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Resolutions Approved at the Annual General Meeting of Shareholders and Disclosure of Proxy Votes

In accordance with Listing Rule 3.13.2, Lend Lease Corporation Limited ("Lend Lease") advise that the resolutions contained in the Notice of Meeting dated 1 October 2003, placed before the shareholders at the Annual General Meeting of the Company held on Wednesday 12 November 2003 at The City Recital Hall, Angel Place, Sydney, were approved by the requisite majority on a show of hands.

ORDINARY BUSINESS

Directors

2 - 5 To elect Directors,

Ms J E Curin retires in accordance with Rule 6.1e of the Constitution and, being eligible, submits herself for election.

Mr G G Edington retires in accordance with Rule 6.1f of the Constitution and, being eligible, submits himself for re-election.

Mr P C Goldmark retires in accordance with Rule 6.1f of the Constitution and, being eligible, submits himself for re-election.

Mr R A Longes retires in accordance with Rule 6.1f of the Constitution and, being eligible, submits himself for re-election.

SPECIAL BUSINESS

Proportional Takeover Rules

6 As a special resolution, that the Company renew the proportional takeover provisions contained in Rule 15 of the Constitution, as amended in the manner described in the Explanatory Notes, for a period of 3 years from the date of this resolution.

Non Executive Directors' Share Ownership Plan

7 As an ordinary resolution, Non Executive Directors be authorised to acquire shares or interests in shares in the Company on the basis that:

a the Company may issue to or fund the acquisition for, or for the benefit of, each Non-Executive Director of a number of shares in the Company in any year which is equal in value to all or part of the fees which would otherwise be payable to the Director for that year under Rule 6.3a of the Constitution;

b any acquisitions authorised by this resolution will be made on behalf of each participating Director each half year at the price for that period determined under the rules of the Company's Share Purchase Plan;

c a Director acquiring shares under this Plan will not be entitled to Director's *fees to an amount equal to the price of the shares acquired; and*

d a Director may not deal with shares acquired under this Plan until the date of retirement of the Director, except as necessary to meet an earlier tax liability in respect to those shares.

On Market Share Buyback

8 As an ordinary resolution, shareholders authorise the Company to buy back up to 44 million shares (approximately 10% of its issued ordinary shares as at 30 June 2003), over the 12 months commencing on the date of passing of this resolution, by way of an on market buyback. This authorisation is in addition to the on market buyback currently in progress of up to 10% of the issued ordinary shares of the Company, being 43,452,820, calculated as at the commencement of the buyback, over the 12 months commencing on 13 June 2003.

Pursuant to section 251AA of the Corporations Act, details of proxy votes exercisable in respect of each of the resolutions above are set out in Annexure 1.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

ANNEXURE 1

Lend Lease Corporation Limited
ABN 32 000 226 228

Annual General Meeting held on 12 November 2003 - Disclosure of Proxy Votes

In accordance with section 251AA of the Corporations Act. the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Lend Lease Corporation Limited at its Annual General Meeting held on 12 November 2003:

	Resolution 2 J E Curin Election	Resolution 3 G G Edington Re-election	Resolution 4 P C Goldmark Re-election	Resolution 5 R A Longes Re-election	Resolution 6 Proportional Takeover Rules	Resolution 7 Non Executive Directors' Share Ownership Plan	Resolution 8 On Market Share Buyback
Carried (C) or defeated (D)	C	C	C	C	C	C	C
Decided by show of hands (S) or a poll (P)	S	S	S	S	S	S	S
Total number of proxy votes exercisable by proxies validly appointed	207,159,757	205,962,744	205,649,508	206,164,805	206,697,805	206,968,002	207,673,528
Total number of proxy votes in respect of which the appointments specified that:							
▪ the proxy is to vote for the resolution	188,110,837	167,911,117	167,835,864	182,454,073	187,880,456	179,019,703	190,403,101
▪ the proxy is to vote against the resolution	3,527,167	23,581,072	23,365,043	9,362,222	2,890,802	12,475,681	1,564,559
▪ the proxy may vote at the proxy's discretion	15,521,753	14,470,555	14,448,601	14,348,510	15,926,547	15,472,618	15,705,868
▪ the proxy is to abstain on the resolution	1,342,817	2,145,537	2,232,324	2,337,989	1,408,011	1,231,375	720,070
Total votes cast on a poll in favour of the resolution	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total votes cast on a poll against the resolution	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total votes cast on a poll abstaining on the resolution	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Total votes exercisable by proxies which were not cast	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE
www.lendlease.com

13 November 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE AND MORGAN STANLEY ANNOUNCE EXPECTED CLOSING DATE FOR THE ACQUISITION OF LEND LEASE'S U.S. REAL ESTATE EQUITY INVESTMENT BUSINESSES

Lend Lease Corporation Limited ("Lend Lease") and Morgan Stanley today announced that they expect to close Morgan Stanley's purchase of a majority of Lend Lease's U.S. real estate equity investment businesses on 19 November 2003. In that regard, Equitable Life has informed Morgan Stanley that subject to the execution of acceptable documentation, Equitable Life intends to grant its consent to this transaction.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

14 November 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Ten (10) pages

Dear Sir

Re: Stock Exchange Announcement
Notification of Share Cancellation

Attached is a copy of Form 484 lodged with the Australian Securities and Investments Commission today in relation to the cancellation of 2,923,157 ordinary shares pursuant to the Company's on-market share buyback. The current issued capital of Lend Lease Corporation Limited is 413,651,548.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Lend Lease Corporation Limited

ACN/ ABN
32 000 226 228

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD	Ordinary	413,651,548	$834,310,065	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occured

2 4 / 1 0 / 0 3
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	2,923,157	$32,393,577

Earliest date of change

Please indicate the earliest date that any of the above changes occured

2 4 / 1 0 / 0 3
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ ARBN/ ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date ☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date ☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City State/Territory

Postcode Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

Family name | Given names

OR

Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Susan June Sharpe

Capacity

[ ] Director

[x] Company secretary

Signature

S. Sharpe

Date signed

1 4 / 1 1 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[x] Signatory above

[ ] ASIC registered agent above

[ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge